CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

MAGNEGAS APPLIED TECHNOLOGY SOLUTIONS, INC.

MagneGas Applied Technology Solutions, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.	The name of the Corporation is MagneGas Applied Technology Solutions, Inc.

2.	This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on December 9, 2005 as amended to date (as amended, the “Certificate of Incorporation”).

3.	Article FOURTH of the Certificate of Incorporation is hereby amended by adding the following to the end of the first paragraph of Article FOURTH:

“Effective at 5:00 p.m. Eastern Time on January 30, 2019 (the “Effective Time”), each twenty (20) shares of the Corporation’s Common Stock, par value $0.001 per share (“Common Stock”), issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional interests as described below (“Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. Stockholders of record who otherwise would be entitled to receive fractional shares in connection with such combination will instead be entitled to receive, in lieu of such fractional shares, an amount in cash equal to the product of (i) the closing sales price of the Common Stock as reported on The Nasdaq Capital Market as of the Effective Time, multiplied by (ii) the number of shares of Common Stock held by the stockholder immediately prior to the Effective Time that would otherwise have been exchanged for such fractional shares. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional interests as described above.” The number of shares authorized and reserved for issuance under the Corporation’s Amended and Restated 2014 Equity Incentive Compensation Plan will not be subject to or affected by the Reverse Split.

4.	The foregoing amendment was duly adopted in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

5.	Thereafter, pursuant to a resolution of the Board of Directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted by the stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, MagneGas Applied Technology Solutions, Inc. has caused this Certificate of Amendment to be executed as of January 29, 2019.

MagneGas applied technology solutions, inc.

/s/ Scott Mahoney
Name:	Scott Mahoney
Title:	Chief Executive Officer